

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2012

Via Email
Soha Hamdan
Chief Executive Officer
OnePower Systems LTD.
Ain El-Mraisseh
73 Bliss Street, Qoreitem Bldg, 3rd floor
Beirut-Lebanon

> **Re: OnePower Systems LTD.**
> **Registration Statement on Form S-1**
> **Filed November 28, 2012**
> **File No. 333-185176**

Dear Ms. Hamadan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in

the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992).

It appears that your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide a detailed explanation as to why Rule 419 does not apply to you and this offering.

3. We note the use of language in your registration statement indicating the certainty of the benefits or advantages of your product or suggesting the existence of your product. As examples only, we note your statements that the OP System "will enable utility companies…to provide interactive invoices" that "will retain the look of the…paper invoice," will integrate with the existing systems" of your clients, and "will provide utility companies with the ability to present bills and receive payment electronically." We further note that your product does not exist and that you do not have customers or sales. Please revise these statements throughout your registration statement to properly reflect the uncertainty of these assertions by using language such as "is designed to" or "is intended to." In the alternative, please remove these statements.

Prospectus Cover Page

4. Please provide the disclosure required by Item 502(b) of Regulation S-K regarding dealer prospectus delivery obligations.

Prospectus Summary, page 3

5. It appears that you plan to market your services to Lebanese, United States and Canadian utility companies and their customers. If true, please revise your disclosure throughout your filing, including here and in the Business section, to clarify that your operations will be in Lebanon but that you plan to service Lebanese, United States and Canadian utility companies and their customers.

Risk Factors, page 5

6. We note that you will be operating in Lebanon but that it appears that your initial target markets include the United States and Canada. Accordingly, please discuss the risks, if any, stemming from exchange rate fluctuations and/or trade regulations.

7. Also please consider including a risk factor concerning the recent political and military turmoil in the Middle East, Egypt, Syria and Lebanon and the potential impact on your operations.

8. Please delete the penultimate sentence in the introductory paragraph of this section. All material risks should be described. If risks are not deemed material or are not currently known, registrants should not reference them.

Because OnePower has only recently commenced business operations, …, page 5

9. We note that you characterize your business has being a "new wholesale and retail" company. Reviewing your business discussion, it does not appear that you plan to enter the wholesale or retail business. Please revise you risk factor accordingly or advise.

Use of Proceeds, page 10

10. Please state the possibility that you will not sell any shares, therefore generating no proceeds, as a result of this offering.

Determination of Offering Price, page 11

11. Please revise to more clearly disclose how you determined the offering price. On the one hand you state that it was arbitrarily determined. On the other hand you state that it was determined based on a number of factors including a consideration of the price you received as part of your most recent financing. Please reconcile your disclosures.

Dilution, page 12

12. We note your disclosure in the first paragraph on page 13 regarding how net tangible book value per share is determined. Given that Item 506 of Regulation S-K requires disclosure on the net tangible book value per share before and after the distribution, please tell us why you believe that the tangible assets and total liabilities presented in the table should not be based on the historical tangible assets and liabilities as of the most recent balance sheet date included in your prospectus. Further, the historical tangible assets and liabilities should be constant under each scenario. Please revise or advise. Also, please revise your definition of net tangible worth to coincide with the terms and data presented in the table.

Selling Shareholders, page 13

13. Please revise to clarify that the last two columns in the table assume the sale of all of the shares being offered by selling shareholders in the offering.

Plan of Distribution, page 15

14. On page 16, please provide the address to which potential investors should send checks in order to subscribe to your issuance.

Description of Securities to be Registered, page 18

15. We note your disclosure "A vote by the holders of a majority of OnePower's outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to OnePower's Articles of Incorporation." Please revise to state, if true, that this in accordance with Nevada law, as it does not appear to be a provision of your Articles of Incorporation or your By-Laws.

Description of Business, page 19

16. Please revise this section to clarify and better describe the particular means by which you plan to generate revenues. Presently your disclosure explains how you intend your OP system to work but not specifically how you plan to generate revenues. In this regard, it may be useful to illustrate how you plan to generate revenues by walking through an example of a transaction and how you would generate revenues from that transaction. In addition, disclose how much you will charge per transaction and who will pay your fee. Please also revise your prospectus summary discussion to provide a brief but similar discussion.

Accounting and Audit Plan, page 21

17. Please disclose the name of the outside consultant.

Entities in the SBPP Cycle, page 21

18. Disclose the basis for your assertion that there are over "15,000 potential householder utility billers." Similarly support your assertions that "consumers are now paying 6-17 bills per month" and that there are "more than 200 million adults using the Internet in the United States and Canada." In this regard, disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

Distribution Methods, page 23

19. We note your disclosure in the third paragraph on page 23 that you intend to advertise the availability of the OP System in the target markets through traditional print and radio media. It appears that your plan of operation disclosure in the last paragraph on page 19 does not describe such advertising activities. Please revise your plan of operation disclosure on page 19 to include the advertising activities described on page 23 and the related estimated costs.

Competitive Advantage, page 24

20. Please provide more details of your outsourcing service. It is not clear how this is different from the other services you plan to offer.

21. Please provide more details on how your "push approach" works.

22. We note your disclosure, "the OP system is the only solution that is designed specifically for the utility industry …" As the system does not exist, please revise to explain that it does not exist. Avoid giving the impression that you currently have operations or a system.

23. It appears that the competitors you have identified are not banks. If true, please clarify how the last bullet in this section represents a point of differentiation from your competitors.

24. We note your disclosure that you plan to offer an EBPP solution designed specifically for the utility industry. Please revise to clarify how an industry-specific EBPP system will differ from a generic EBPP system.

25. Please revise this section to more fully describe your competitive position in the industry by describing the advantages of your competitors. See Item 101(h)(4)(iv) of Regulation S-K.

Dependence on Customers, page 24

26. Please revise to clarify that you are "not dependent on one or a few major customers" because you currently have no customers.

Market for Common Equity and Related Stockholder Matters, page 27

27. Please revise to clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock, and that there is no guarantee that a market maker will agree to file such an application, that such an application will be accepted, that your common stock will be quoted, or that a market will develop or be sustained.

Transactions with Related Persons, page 35

28. Please include in this section the provision of your administrative offices rent-free by and the issuance of stock to your sole officer and director. In addition, please revise your disclosure that Ms. Hamdan "has not received anything of value from OnePower" given that she has received 10,000,000 shares of company stock.

Report of Independent Registered Public Accounting Firm, page F-2

29. Please have your auditor revise its report to reference each period for which audited financial statements are required and included in your prospectus. Refer to Rule 2-02(c) of Regulation S-X and CF-FRM 4210.6.

Unaudited Financial Statements, page F-12

30. We reference your disclosure in the last sentence on page 29 that during the period ended August 31, 2012 you borrowed $20,000 by way of debt financing. It appears that the debt financing is not presented in the balance sheet on page F-13 or in the statements of cash flows on page F-16 for such period. Please revise or advise.

Recent Sales of Unregistered Securities, II-1

31. Please file the subscription agreement used for the private placement referenced under this heading as an exhibit to your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director